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                                                                    EXHIBIT 99.3

                   CERTIFICATE OF PRINCIPAL EXECUTIVE OFFICER
                                   PURSUANT TO
                             18 U.S.C. SECTION 1350
      AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Frank Stronach, the Chairman, Interim Chief Executive Officer and Interim President of Magna International Inc. (the "Company"), certify that:

1. the Annual Report on Form 40-F of the Company dated May 17, 2004 for the fiscal year ending December 31, 2003 (the "Report") fully complies with the requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 17, 2004

                                           /s/ FRANK STRONACH
                                           -------------------------------------
                                           Frank Stronach
                                           Chairman, Interim Chief Executive
                                           Officer and Interim President

A signed original of this written statement required by Section 906 has been provided the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.